Release Time    IMMEDIATE
Date            17 October 2000
Number  96/00


BHP APPROVES SAN JUAN UNDERGROUND DEVELOPMENT

The Broken Hill Proprietary Company Limited (BHP) today announced approval for the development of an underground longwall mine at their San Juan thermal coal operations in New Mexico, United States.

The mine will replace production from two of BHP's three existing surface mines (San Juan & La Plata) and will be the sole coal source for the adjacent San Juan Generating Station.

The project represents a high value brownfield development that is consistent with BHP's strategy to extract maximum value from its existing assets.

President BHP Coal, Mike Oppenheimer, said the project would ensure the San Juan coal operations continue to operate profitably well into the future.

"The underground development will assure the viability of the San Juan coal assets by significantly reducing the cost of coal supplied to our customer, the San Juan Generating Station."

"Rising surface mining costs are threatening their competitiveness in the increasingly deregulated Western US power market."

Capital expenditure is estimated at US$148 million (A$245 million).

Development will commence immediately with full production expected in late 2002 after a two-year construction period. Annual production will be 6.5 million short tons (5.9 million metric tonnes).

BHP's New Mexico Coal assets, the San Juan and Navajo Coal Companies, are surface mining operations dedicated to the exclusive supply of coal to their power generation customers. The supply is covered by long term contracts.





Contact:

Investor Relations
Andrew Nairn
Senior Business Analyst
Phone: 61 3 9609 3952
Mobile: 61 408 313 259


Media Relations
Mandy Frostick
Manager Media Relations
Phone: 61 39609 4157
Mobile: 61 419 546 245

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640


___________________________________________________________________________

The Broken Hill Proprietary Company Limited A B N 49 004 028 077
BHP Tower 600 Bourke Street Melbourne Vic 3000
(GPO Box 86A Melbourne VIC 3001 Australia)
Telephone 61 3 9609 3333 Facsimile 61 3 9609 3015